ATLANTIC COAST FINANCIAL CORPORATION

10151 Deerwood Park Boulevard

Building 200, Suite 100

Jacksonville, Florida 32256

November 21, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Mark S. Webb

Re:	Atlantic Coast Financial Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed November 21, 2013
File No. 333-191079

Atlantic Coast Financial Corporation (the “Company”) hereby transmits for filing Amendment No. 3 to our Registration Statement on Form S-1, File No. 333-191079, as amended (“Form S-1”).

We are also transmitting, under separate cover, the Company’s request for acceleration of the effective date of the Form S-1 pursuant to Rule 461 under the Securities Act of 1933, as amended. We are requesting acceleration to 4:00 p.m. Eastern Time on Tuesday, November 26, 2013, or as soon thereafter as is practicable.

Amendment No. 3 reflects minor updating changes to the Form S-1 as well as the addition of certain disclosure in response to oral comments provided by the staff (the “Staff”) in telephone conversations with our counsel, our independent accounting firm and Company representatives. In particular, Amendment No. 3 includes:

•	Disclosure on page 6, under the caption “Manage Non-Performing Assets,” in response to the Staff’s comment requesting additional disclosure regarding the loans that may be sold if the Company makes a definitive decision to pursue a bulk sale of non-performing assets;
•	Revisions to the tabular disclosure on page 6, under the caption “Manage Non-Performing Assets,” in response to the Staff’s comment requesting revisions to the pro forma presentation to exclude any anticipated effects of a bulk sale of non-performing assets;
•	The form of underwriting agreement filed as Exhibit 1.1; and
•	A revised opinion of Stradley Ronon Stevens and Young, LLP filed as Exhibit 5.1, revised to address the Staff’s comment regarding the assumptions made therein.

We appreciate the Staff’s prompt review of our Amendment No. 2 and believe that we have responded to all of the comments discussed in our telephone conversations with the Staff.

Please contact our securities counsel if you have any questions or require additional information. Their contact information is as follows: Thomas L. Hanley (thanley@stradley.com or 202-292-4525), Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707), or Christopher S. Connell (cconnell@stradley.com or 215-564-8138).

ATLANTIC COAST FINANCIAL
CORPORATION

By:	/s/ John K. Stephens, Jr.
Name: John K. Stephens, Jr.
Title: President and Chief Executive Officer